UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

Amendment No. 1

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                    .

Commission File Number 001-13461

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Group 1 Automotive, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Group 1 Automotive, Inc.

800 Gessner, Suite 500

Houston, Texas 77024

(713) 647-5700

Explanatory Note

This Annual Report on Form 11-K/A constitutes Amendment No. 1 (the “Amendment”) to Group 1 Automotive, Inc. 401(k) Savings Plan Annual Report on Form 11-K for the year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on June 14, 2012 (the “Original Filing”). This Amendment is being filed solely to correct the inadvertent omission of the report date in the Consent of Independent Registered Public Accounting Firm, which was filed as Exhibit 23.1. Except as described above, no other changes have been made to the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Group 1 Automotive, Inc. 401(k) Savings Plan Administrator (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Group 1 Automotive, Inc. 401(k) Savings Plan

/s/ J. Brooks O’Hara
J. Brooks O’Hara
Vice President, Human Resources
Plan Administrator

June 15, 2012